UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under The Securities Exchange Act Of 1934

Amendment No. 2

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

583928 10 6

(CUSIP Number)

December 31, 2002

(Date of Event which Required Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

SCHEDULE 13G/A

CUSIP No.  583928 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew M. Murstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

1,358,333 [1] (including 103,333 shares which may be acquired upon the exercise of stock purchase options)

  6.    Shared Voting Power

        -0-

  7.    Sole Dispositive Power

1,358,333 [1] (including 103,333 shares which may be acquired upon the exercise of stock purchase options)

  8.    Shared Dispositive Power

        -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,333 [1] (including 103,333 shares which may be acquired upon the exercise of stock purchase options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.46% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2002)

12.	Type of Reporting Person* IN

[1]	1,250,000 shares are held in the Andrew Murstein Family Trust.

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

ITEM 1(A).	NAME OF ISSUER:

Medallion Financial Corp.

ITEM 1(B).	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

437 Madison Avenue, 38th Floor

New York, NY 10022

ITEM 2(A).	NAME OF PERSON FILING:

Andrew Murstein

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

ITEM 2(C).	CITIZENSHIP:

United States of America

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value

ITEM 2(E).	CUSIP NUMBER:

583928 10 6

ITEM 3.	IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE FILING PERSON IS A:

Not	applicable

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act,

(e) ☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

(f) ☐	Employee Benefit Plan, Pension Fund which is subject to the Provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) ☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.	OWNERSHIP:

(a) Amount beneficially owned: 1,320,000 shares 2 (including 65,000 shares which may be acquired upon the exercise of stock purchase options)

(b) Percent of class:

7.46% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2002)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,358,333 shares 2 (including 103,333 shares which may be acquired upon the exercise of stock purchase options)

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,358,333 shares 2 (including 103,333 shares which may be acquired upon the exercise of stock purchase options)

(iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

2 See footnote 1, above.

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003

/S/    ANDREW M. MURSTEIN

Name:    Andrew M. Murstein

Title:    President and Director

Individually and as Trustee under the Andrew

Murstein Family Trust